Exhibit 4.1

DESCRIPTION OF SECURITIES

The following description sets forth certain material terms of each class of securities of Global Indemnity Group, LLC (the “Company”) that is registered under Section 12 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), as of December 31, 2020, the end of the period covered by the Annual Report on Form 10-K (the “Form 10-K”) of which this Exhibit is a part.

As of December 31, 2020, the Company had two classes of securities registered pursuant to Section 12 of the Exchange Act:

•	The Company’s Class A Common Shares (the “Class A Common Shares”), and
•	The 7.875% Subordinated Notes due 2047, of which the Company and the Company’s indirect subsidiary, GBLI Holdings, LLC (“GBLI Holdings”), are co-obligors (the “2047 Notes”).

The following summary description of securities does not purport to be complete and is qualified in its entirety by reference to (i) the Company’s Second Amended and Restated Limited Liability Company Agreement (the “LLCA”), (ii) the applicable provisions of the Delaware Limited Liability Company Act (the “Delaware Act”) and (iii) the Indenture, dated as of August 12, 2015, by and between Global Indemnity plc, an Irish public limited company and predecessor entity to the Company and Wells Fargo Bank, National Association as the original trustee thereunder (as supplemented and amended, the “Indenture”). The LLCA and the Indenture are each incorporated by reference as exhibits to the Form 10-K of which this Exhibit is a part. Unless otherwise stated herein, capitalized terms have the same meaning as in the LLCA, the Indenture, or Form 10-K, as applicable.  References to “the Company” in the following summary description of the 2047 Notes shall be deemed to include GBLI Holdings as its co-obligor thereunder.

DESCRIPTION OF THE CLASS A COMMON SHARES

Under the LLCA, the Company has the authority to issue 600,000,000 Class A Common Shares, without par value. All Class A Common Shares issued or that may be issued are or will be fully paid and non-assessable, except as such non-assessability may be affected by the Delaware Act. The Class A Common Shares have no sinking fund provision.

The Class A Common Shares are listed on the Nasdaq Global Select Market (“Nasdaq”) under the trading symbol “GBLI”.

Subject to the applicable provisions of the Delaware Act, the LLCA, and the terms of any Share Designation, distributions of cash or assets of the Company may be paid to the Shareholders, including Class A Common Shareholders, out of the Company’s assets legally available therefor only when, as and if determined by the Company’s Board of Directors.

Holders of the Company’s Class A Common Shares are entitled to one vote per Class A Common Share held on all matters voted or consented upon by the Company’s shareholders.

Holders of the Class A Common Shares do not have any preemptive, subscription, preferential or similar rights regarding the issuance of the Company’s securities.

The LLCA does not provide for any appraisal rights, except to the limited extent provided with respect to the required redemption or repurchase of shares in connection with an Adverse Consequence.

Upon a dissolution, the Company will be wound up and its assets will be distributed (a) to its creditors, including shareholders and directors who are creditors, (b) to the shareholders and former shareholders in satisfaction of liabilities for distributions, and (c) to the shareholders, including Class A Common Shareholders, in proportion to the number of shares held by them.

The Company’s Board of Directors has the authority to (i) issue any authorized but unissued shares of any existing class or series of shares, including Class B Common Shares, and (ii)(A) create additional classes or series of

Exhibit 4.1

shares, with such distinctive designations, preferences and other rights (including voting rights) that may adversely affect the rights of the holders of the Class A Common Shares, and such qualifications, limitations or restrictions, in each case, as set forth in a Share Designation with respect to such additional classes or series of shares, and (B) authorize and issue shares of any such newly created class or series. Under certain circumstances, the LLCA authorizes the Company’s Board of Directors to decline to approve or register a purported transfer of shares. Notwithstanding anything to the contrary in the LLCA, nothing prevents the settling of any transaction involving shares entered into through Nasdaq or any other applicable national securities exchange.

DESCRIPTION OF THE 2047 NOTES

Maturity, Interest and Principal

As of December 31, 2020, $130 million aggregate principal amount of the 2047 Notes was outstanding.  The 2047 Notes bear interest at an annual rate equal to 7.875%, payable quarterly in arrears on January 15, April 15, July 15, and October 15 of each year, commencing July 15, 2017. The 2047 Notes mature on April 15, 2047.

Optional Redemption; Conversion

The Company has the right to redeem the 2047 Notes in $25 increments, in whole or in part, on and after April 15, 2022, or on any interest payment date thereafter, at a redemption price equal to 100% of the principal amount of the 2047 Notes being redeemed plus accrued and unpaid interest to, but not including, the date of redemption. If the Company redeems only a portion of the 2047 Notes on any date of redemption, the Company may subsequently redeem additional 2047 Notes.  The 2047 Notes are not convertible into or exchangeable for any other security.  The 2047 Notes are not mandatorily redeemable and are not entitled to the benefit of a sinking fund or any analogous provisions.

Ranking and Subordination

The 2047 Notes are subordinated unsecured obligations and rank (i) senior to the Company’s existing and future capital stock, (ii) senior in right of payment to future junior subordinated debt, (iii) equally in right of payment with any existing unsecured, subordinated debt that the Company has issued or may issue in the future that ranks equally with the 2047 Notes, and (iv) subordinate in right of payment to any of the Company’s future senior debt.  In addition, the 2047 Notes are structurally subordinated to all existing and future indebtedness, liabilities and other obligations of the Company’s subsidiaries except for GBLI Holdings, LLC which was approximately $1.0 billion as of December 31, 2020.

No Restrictions on Incurrence of Additional Debt; No Maintenance Covenants

The 2047 Notes do not require the maintenance of any financial ratios or specified levels of net worth or liquidity, and do not contain provisions that would afford holders of the 2047 Notes protection in the event of a sudden and dramatic decline in the Company’s credit quality resulting from any highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect holders. The 2047 Notes do not restrict the Company in any way, now or in the future, from incurring additional indebtedness, including indebtedness that would rank senior in right of payment to the 2047 Notes.

Defaults

A “default” with respect to the 2047 Notes occurs only upon the occurrence of any one of the following: (i) a default in the payment of any interest continuance thereof for a period of 30 days, (ii) a default in the payment of principal or premium, if any, on the 2047 Notes when due, regardless of whether such payment became due because of maturity, redemption, acceleration or otherwise or (iii) a default in the performance, or breach of, any other covenant, warranty or agreement in the Indenture that applies to the 2047 Notes for 60 days following the Company’s receipt of a written notice in accordance with the terms of the Indenture specifying such default or breach.  The Company is not required to furnish periodic evidence as to the absence of a default or otherwise as to its compliance with the terms of the Indentures.

Exhibit 4.1

Acceleration

Holders may accelerate payment of indebtedness on the 2047 Notes only upon the Company’s bankruptcy, insolvency or reorganization.  There is no right of acceleration of maturity of the 2047 Notes in the case of default in the payment of principal, premium, if any, or interest on the 2047 Notes or in the performance of any other obligation of the Company under the 2047 Notes or if the Company defaults on any other debt securities.

Modification

Under the Indenture, the Company and the trustee thereunder may amend or supplement the Indenture or the 2047 Notes without the consent of any holder of the 2047 Notes in certain circumstances, including, among other things, to make modifications or amendments that do not, in the good faith opinion of the Company, adversely affect the interests of the holders of the 2047 Notes in any material respect.  Additionally, the Company and the trustee thereunder may amend or supplement the Indenture or the 2047 Notes with the written consent of the holders of not less than a majority in aggregate principal amount of the 2047 Notes at the time outstanding.  However, an amendment of or a supplement to the Indenture or the 2047 Notes may not alter certain fundamental terms of the Indenture or the 2047 Notes (including, among other things, the stated maturity, the principal amount, the currency of payment, the redemption provisions and the provisions regarding amendment and modification) without the consent of each holder affected.

Subject to certain exceptions, the holders of not less than a majority in principal amount of the outstanding 2047 Notes may, on behalf of the holders of all the 2047 Notes, waive any past default under the Indenture with respect to the 2047 Notes.

The Trustee

U.S. Bank National Association is the series trustee under the Second Supplemental Indenture for the 2047 Notes, dated as of March 23, 2017.